

July 7, 2015

<u>Via E-mail</u>
Trac Pham
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043

     Re: Synopsys, Inc.
             Form 10-K for the Fiscal Year Ended October 31, 2014
             Filed December 15, 2014
             File No. 0-19807

Dear Mr. Pham:

     We refer you to our comment letter dated June 18, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Cecilia Blye

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Erika Varga McEnroe, Esq.
       Synopsys, Inc.

       Barbara Jacobs
       Assistant Director
       Division of Corporation Finance